Registration No. 333-291222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

☒ Check if an Application to Determine Eligibility of a Trustee Pursuant to Section 305(b)(2)

WILMINGTON TRUST, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

16-1486454

(I.R.S. employer identification no.)

1100 North Market Street

Wilmington, DE 19890-0001

(Address of principal executive offices)

Kyle Barry

Senior Vice President

Wilmington Trust Company

285 Delaware Ave.

Buffalo, NY 14202

(716) 839-6909

(Name, address and telephone number of agent for service)

Dime Community Bancshares, Inc.

(Exact name of obligor as specified in its charter)
New York	11-2934195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

898 Veterans Memorial Highwaay, Suite 560

Hauppague, New York, 11788

(Address of principal executive offices, including zip code)

Debt Securities

(Title of the indenture securities)

ITEM 1. GENERAL INFORMATION.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of Currency, Washington, D.C.

Federal Deposit Insurance Corporation, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

ITEM 2.	AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each affiliation:

Based upon an examination of the books and records of the trustee and information available to the trustee, the obligor is not an affiliate of the trustee.

ITEM 3 – 15. Not applicable.

ITEM 16.	LIST OF EXHIBITS.

Listed below are all exhibits filed as part of this Statement of Eligibility and Qualification.

1.	A copy of the Charter for Wilmington Trust, National Association.
2.	The authority of Wilmington Trust, National Association to commence business was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 above.
3.	The authorization to exercise corporate trust powers was granted under the Charter for Wilmington Trust, National Association, incorporated herein by reference to Exhibit 1 above.
4.	A copy of the existing By-Laws of Trustee, as now in effect, incorporated herein by reference to Exhibit 4 of this Form T-1.
5.	Not applicable.
6.	The consent of Wilmington Trust, National Association as required by Section 321(b) of the Trust Indenture Act of 1939, attached hereto as Exhibit 6 of this Form T-1.
7.	Current Report of the Condition of Wilmington Trust, National Association, published pursuant to law or the requirements of its supervising or examining authority, attached hereto as Exhibit 7 of this Form T-1.
8.	Not applicable.
9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 4th day of November, 2025.

WILMINGTON TRUST, NATIONAL ASSOCIATION

By:	/s/ Iris Munoz
Name: Iris Munoz
Title: Assistant Vice President